Exhibit 99.1

Interim Consolidated Financial Statements

January 31, 2022

(Unaudited)

VERSABANK

Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)
	January 31	October 31	January 31
As at	2022	2021	2021

Assets

Cash	$155,239	$271,523	$212,016
Loans, net of allowance for credit losses (note 4)	2,215,638	2,103,050	1,793,724
Other assets (note 5)	44,469	40,513	39,236

	$2,415,346	$2,415,086	$2,044,976

Liabilities and Shareholders' Equity

Deposits	$1,847,003	$1,853,204	$1,664,694
Subordinated notes payable (note 6)	97,726	95,272	4,891
Other liabilities (note 7)	133,666	134,504	115,883
	2,078,395	2,082,980	1,785,468

Shareholders' equity:
Share capital (note 8)	241,662	241,466	182,094
Retained earnings	95,276	90,644	77,414
Accumulated other comprehensive income (loss)	13	(4)	-
	336,951	332,106	259,508

	$2,415,346	$2,415,086	$2,044,976

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Income and Comprehensive Income

(Unaudited)

(thousands of Canadian dollars, except per share amounts)

	for the three months ended
	January 31	January 31
	2022	2021

Interest income:
Loans	$24,514	$21,086
Other	206	429
	24,720	21,515

Interest expense:
Deposits and other	6,469	7,014
Subordinated notes	1,366	127
	7,835	7,141

Net interest income	16,885	14,374

Non-interest income	1,381	1,048
Total revenue	18,266	15,422

Provision for credit losses (note 4)	2	57
	18,264	15,365

Non-interest expenses:
Salaries and benefits	6,083	5,030
General and administrative	3,624	2,339
Premises and equipment	929	718
	10,636	8,087

Income before income taxes	7,628	7,278

Income tax provision (note 9)	2,062	1,988

Net income	5,566	5,290

Other comprehensive income:
Items that may subsequently be reclassified to net income:
Foreign exchange gain on translation of foreign operations	17	-

Comprehensive income	$5,583	$5,290

Basic and diluted income per common share (note 10)	$0.19	$0.22

Weighted average number of common shares outstanding	27,441,082	21,123,559

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(thousands of Canadian dollars)

	for the three months ended
	January 31	January 31
	2022	2021

Common shares (note 8):

Balance, beginning and end of the period	$227,674	$152,612

Preferred shares (note 8):

Series 1 preferred shares

Balance, beginning and end of the period	$13,647	$13,647

Series 3 preferred shares

Balance, beginning and end of the period	$-	$15,690

Contributed surplus:

Balance, beginning of the period	$145	$145
Fair value of stock-based compensation (note 8)	196	-

Balance, end of the period	$341	$145

Total share capital	$241,662	$182,094

Retained earnings:

Balance, beginning of the period	$90,644	$73,194
Net income	5,566	5,290
Dividends paid on common and preferred shares	(934)	(1,070)

Balance, end of the period	$95,276	$77,414

Accumulated other comprehensive income (loss):

Balance, beginning of the period	$(4)	$-
Other comprehensive income	17	-

Balance, end of the period	$13	$-

Total shareholders' equity	$336,951	$259,508

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars)
	for the three months ended
	January 31	January 31
	2022	2021

Cash provided by (used in):

Operations:
Net income	$5,566	$5,290
Adjustments to determine net cash flows:
Items not involving cash:
Provision for credit losses	2	57
Stock-based compensation	196	-
Income tax provision	2,062	1,988
Interest income	(24,720)	(21,515)
Interest expense	7,835	7,141
Amortization	490	449
Foreign exchange rate changes on debt	2,430	-
Interest received	23,594	20,572
Interest paid	(9,406)	(10,487)
Income taxes paid	(2,820)	-
Change in operating assets and liabilities:
Loans	(111,400)	(137,908)
Deposits	(3,385)	100,357
Change in other assets and liabilities	(3,308)	7,577
	(112,864)	(26,479)
Purchase of investment:
Acquisition of DBG, net of cash acquired	-	(7,473)
Purchase of property and equipment	(32)	(67)
	(32)	(7,540)
Financing:
Repayment of loan assumed from DBG	-	(1,410)
Redemption of securitization liability	-	(8,631)
Dividends paid	(934)	(1,070)
Repayment of lease obligations	(169)	(136)
Income taxes paid	-	(362)
	(1,103)	(11,609)

Change in cash	(113,999)	(45,628)

Effect of exchange rate changes on cash	(2,285)	-

Cash, beginning of the period	271,523	257,644

Cash, end of the period	$155,239	$212,016

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month periods ended January 31, 2022 and 2021

1.         Reporting entity:

VersaBank (the “Bank”) operates as a Schedule I bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions (“OSFI”). The Bank, whose shares trade on the Toronto Stock Exchange and NASDAQ Stock Exchange, provides commercial lending and banking services to select niche markets in Canada as well as cybersecurity services through the operations of its wholly owned subsidiary DRT Cyber Inc.

The Bank is incorporated in Canada, and maintains its registered head office at Suite 2002, 140 Fullarton Street, London, Ontario, Canada, N6A 5P2.

2.         Basis of preparation:

a) Statement of compliance:

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and do not include all of the information required for full annual financial statements. These interim Consolidated Financial Statements should be read in conjunction with the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2021.

The interim Consolidated Financial Statements for the three months ended January 31, 2022 and 2021 were approved by the Audit Committee of the Board of Directors on February 28, 2022.

b) Basis of measurement:

These interim Consolidated Financial Statements have been prepared on the historical cost basis except for the investment in Canada Stablecorp Inc. which is measured at fair value through other comprehensive income (see note 5).

c) Functional and presentation currency:

These interim Consolidated Financial Statements are presented in Canadian dollars, which is the Bank’s functional currency. Functional currency is also determined for each of the Bank’s subsidiaries and items included in the interim financial statements of the subsidiaries are measured using their functional currency.

d) Use of estimates and judgements:

In preparing these interim Consolidated Financial Statements, management has exercised judgement and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Significant judgement was applied in assessing significant changes in credit risk on financial assets and in the selection of relevant forward-looking information in assessing the Bank’s allowance for expected credit losses on its financial assets as described in note 4 – Loans. Estimates are applied in the determination of the allowance for expected credit losses on financial assets and the measurement of deferred income taxes. It is reasonably possible, on the basis of existing knowledge, that actual results may vary from that expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month periods ended January 31, 2022 and 2021

Estimates were applied by management in determining the fair value of stock options granted in the current quarter as described in note 8.

Available forward-looking information, including forecast macroeconomic indicator and industry performance trend data continue to be influenced by COVID-19 and remain broadly dynamic, including, but not limited to, the scope and timing of the removal or relaxation of public health restrictions which were imposed as a function of the emergence and rapid spread of the Omicron variant, the timing, velocity and impact of monetary policy tightening, the potential implementation of new federal government stimulus programs, and the magnitude and directionality of inflation trends. The current, dynamic nature of the trends exhibited by the available forward looking information continues to infuse uncertainty into the assumptions, judgements and estimates made by management in the preparation of these interim Consolidated Financial Statements.

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known.

3.         Significant accounting policies and future accounting changes:

The accounting policies applied by the Bank in these interim Consolidated Financial Statements are the same as those applied by the Bank as at and for the year ended October 31, 2021 and are detailed in note 3 of the Bank’s 2021 audited Consolidated Financial Statements. During the current year the Bank updated or incorporated the following significant accounting policies:

Segment reporting:

Effective the quarter ending January 31, 2022, the Bank has opted to adopt presenting segmented information in its Consolidated Financial Statements in accordance with IFRS 8 Segment Reporting. The Bank’s management has established two reportable operating segments, those being Banking and Cybersecurity Services. Details of the Bank’s segment reporting is described in note 16.

4.         Loans:

The Bank organizes its lending portfolio into the following four broad asset categories: Commercial Real Estate Mortgages, Commercial Real Estate Loans, Point of Sale Loans and Leases, and Public Sector and Other Financing. These categories have been established in the Bank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month periods ended January 31, 2022 and 2021

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised of Commercial and Residential Construction Mortgages, Commercial Term Mortgages, Commercial Insured Mortgages and Land Mortgages. While all of these loans would be considered commercial loans or business-to-business loans, the underlying credit risk exposure is diversified across both the commercial and retail market segments, and further, the portfolio benefits from diversity in its underlying security in the form of a broad range of collateral properties.

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of Condominium Corporation Financing loans.

The Point of Sale Loans and Leases (“POS Financing”) asset category is comprised of Point of Sale Loan and Lease Receivables acquired from the Bank’s broad network of origination and servicing partners as well as Warehouse Loans that provide bridge financing to the Bank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to the Bank purchasing the cashflow receivables derived from same.

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of Public Sector Loans and Leases, a small balance of Corporate Loans and Leases and Single Family Residential Conventional and Insured Mortgages.

a) Summary of loans and allowance for credit losses:

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2022	2021	2021

Commercial real estate mortgages	$722,829	$757,576	$712,256
Commercial real estate loans	14,600	26,569	31,663
Point of sale loans and leases	1,439,781	1,279,576	1,008,029
Public sector and other financing	31,247	32,587	36,612
	2,208,457	2,096,308	1,788,560

Allowance for credit losses	(1,455)	(1,453)	(1,832)
Accrued interest	8,636	8,195	6,996

Total loans, net of allowance for credit losses	$2,215,638	$2,103,050	$1,793,724

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month periods ended January 31, 2022 and 2021

The following table provides a summary of loan amounts, expected credit loss allowance amounts, and expected loss rates by lending asset category:

	As at January 31, 2022				As at October 31, 2021
(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial real estate mortgages	$667,949	$54,880	$-	$722,829	$694,869	$62,707	$-	$757,576
ECL allowance	949	96	-	1,045	980	134	-	1,114
EL %	0.14%	0.17%	0.00%	0.14%	0.14%	0.21%	0.00%	0.15%
Commercial real estate loans	$14,600	$-	$-	$14,600	$26,569	$-	$-	$26,569
ECL allowance	36	-	-	36	45	-	-	45
EL %	0.25%	0.00%	0.00%	0.25%	0.17%	0.00%	0.00%	0.17%
Point of sale loans and leases	$1,437,391	$2,390	$-	$1,439,781	$1,277,011	$2,565	$-	$1,279,576
ECL allowance	370	-	-	370	275	-	-	275
EL %	0.03%	0.00%	0.00%	0.03%	0.02%	0.00%	0.00%	0.02%
Public sector and other financing	$31,168	$79	$-	$31,247	$32,507	$80	$-	$32,587
ECL allowance	4	-	-	4	16	3	-	19
EL %	0.01%	0.00%	0.00%	0.01%	0.05%	3.75%	0.00%	0.06%
Loans	$2,151,108	$57,349	$-	$2,208,457	$2,030,956	$65,352	$-	$2,096,308
Total ECL allowance	1,359	96	-	1,455	1,316	137	-	1,453
Total EL %	0.06%	0.17%	0.00%	0.07%	0.06%	0.21%	0.00%	0.07%

The Bank’s maximum exposure to credit risk is the carrying value of its financial assets. The Bank holds security against the majority of its loans in the form of mortgage interests over property, other registered securities over assets, guarantees or cash reserves on loan and lease receivables included in the POS Financing portfolio (see note 7).

Allowance for Credit Losses

The Bank must maintain an allowance for expected credit losses (“ECL”) that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9 the Bank’s ECL is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month periods ended January 31, 2022 and 2021

Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition, and more specifically changes attributable to the continued impact of COVID-19 on the Canadian economy and the Bank’s business.

Expected credit loss model - Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive.

Forward-Looking Information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop probability of default, (“PD”) and loss given default, (“LGD”) term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. The Bank has also applied expert credit judgement, where appropriate, to reflect, amongst other items, uncertainty in the Canadian macroeconomic environment attributable to the continued impact of COVID-19.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month periods ended January 31, 2022 and 2021

Key assumptions driving the macroeconomic forecast trends this quarter include: the rate of decline of new case counts of the Omicron variant and the relaxation of public health restrictions as a function of same, the timing and magnitude of the Bank of Canada’s (“BoC”) first overnight rate increase as well as the number and magnitude of additional, anticipated increases over the course of 2022 and beyond, the resiliency of consumer spending in a rising rate environment, the mitigation of the current high rate of inflation as a function of the resolution of existing supply-chain bottlenecks, the trajectory of oil and gasoline prices, tighter monetary policy and a shrinking BoC balance sheet, the continued rate of job growth, the impact of more specific eligibility requirements associated with the federal government’s remaining stimulus programs, and the level and duration of historically high housing prices.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at January 31, 2022 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s” reported ECL as at January 31, 2022:

(thousands of Canadian dollars)
	Reported	100%	100%	100%
	ECL	Upside	Baseline	Downside

Allowance for expected credit losses	$1,455	$898	$1,193	$1,675
Variance from reported ECL		(557)	(262)	220
Variance from reported ECL (%)		(38%)	(18%)	15%

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended January 31, 2022:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Commercial real estate mortgages
Balance at beginning of period	$980	$134	$-	$1,114
Transfer in (out) to Stage 1	14	(14)	-	-
Transfer in (out) to Stage 2	(4)	4	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(28)	(24)	-	(52)
Loan originations	80	-	-	80
Derecognitions and maturities	(93)	(4)	-	(97)
Provision for (recovery of) credit losses	(31)	(38)	-	(69)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$949	$96	$-	$1,045

Commercial real estate loans
Balance at beginning of period	$45	$-	$-	$45
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(9)	-	-	(9)
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	(9)	-	-	(9)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$36	$-	$-	$36

Point of sale loans and leases
Balance at beginning of period	$275	$-	$-	$275
Transfer in (out) to Stage 1	38	(38)	-	-
Transfer in (out) to Stage 2	(58)	58	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	115	(20)	-	95
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	95	-	-	95
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$370	$-	$-	$370

Public sector and other financing
Balance at beginning of period	$16	$3	$-	$19
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(11)	(3)	-	(14)
Loan originations	-	-	-	-
Derecognitions and maturities	(1)	-	-	(1)
Provision for (recovery of) credit losses	(12)	(3)	-	(15)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$4	$-	$-	$4

Total balance at end of period	$1,359	$96	$-	$1,455

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month periods ended January 31, 2022 and 2021

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended January 31, 2021:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Commercial real estate mortgages
Balance at beginning of period	$1,174	$192	$-	$1,366
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	(2)	2	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	67	10	-	77
Loan originations	146	-	-	146
Derecognitions and maturities	(39)	(37)	-	(76)
Provision for (recovery of) credit losses	172	(25)	-	147
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$1,346	$167	$-	$1,513

Commercial real estate loans
Balance at beginning of period	$137	$-	$-	$137
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(65)	-	-	(65)
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	(65)	-	-	(65)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$72	$-	$-	$72

Point of sale loans and leases
Balance at beginning of period	$215	$-	$-	$215
Transfer in (out) to Stage 1	20	(20)	-	-
Transfer in (out) to Stage 2	(44)	44	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	16	(24)	-	(8)
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	(8)	-	-	(8)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$207	$-	$-	$207

Public sector and other financing
Balance at beginning of period	$57	$-	$-	$57
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(17)	-	-	(17)
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	(17)	-	-	(17)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$40	$-	$-	$40

Total balance at end of period	$1,665	$167	$-	$1,832

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month periods ended January 31, 2022 and 2021

b) Impaired loans:

At January 31, 2022, impaired loans were $nil ( October 31, 2021 - $nil).

5.         Other assets:

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2022	2021	2021

Accounts receivable	$2,938	$2,643	$2,604
Prepaid expenses and other	16,881	12,699	9,726
Property and equipment	6,905	7,075	7,643
Right-of-use assets	4,643	4,817	5,337
Deferred income tax asset	2,868	2,931	4,286
Investment	953	953	-
Goodwill	5,754	5,754	5,754
Intangible assets	3,527	3,641	3,886

Total other assets	$44,469	$40,513	$39,236

In February 2021, the Bank acquired an 11% investment in Canada Stablecorp Inc. (“Stablecorp”) for cash consideration of $953,000. The Bank made a strategic investment to bring together the necessary financial and technology expertise that will facilitate the development and future issuance of a new, highly encrypted digital deposit receipt which the Bank will brand as VCAD.

6.         Subordinated notes payable:

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2022	2021	2021

Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, $500,000 is held by related party (note 12), effective interest rate of 10.41%, maturing March 2029.	$4,901	$4,898	$4,891

Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of USD $75.0 million, effective interest rate of 5.38%, maturing May 2031.	92,825	90,374	-

	$97,726	$95,272	$4,891

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month periods ended January 31, 2022 and 2021

7.         Other liabilities:

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2022	2021	2021

Accounts payable and other	$6,155	$6,893	$5,359
Current income tax liability	1,975	2,949	1,052
Deferred income tax liability	855	898	898
Lease obligations	4,944	5,113	5,598
Cash collateral and amounts held in escrow	5,252	7,887	3,379
Cash reserves on loan and lease receivables	114,485	110,764	99,597

	$133,666	$134,504	$115,883

8.         Share capital:

a) Common shares:

At January 31, 2022, there were 27,441,082 ( October 31, 2021 – 27,441,082) common shares outstanding.

b) Preferred shares:

At January 31, 2022, there were 1,461,460 ( October 31, 2021 – 1,461,460) Series 1 preferred shares outstanding. These shares are Basel III compliant, non-cumulative rate reset preferred shares which include NVCC provisions. As a result, these shares qualify as Additional Tier 1 Capital (see note 13).

On April 30, 2021, the Bank redeemed all of its 1,681,320 ( October 31, 2021 – $nil) outstanding Non-Cumulative Series 3 preferred shares (NVCC) using cash on hand. The amount paid on redemption for each share was $10.00, and in aggregate $16.8 million. Transaction costs, incurred at issuance in the amount of $1.1 million were applied against retained earnings.

c) Stock options

Under the Bank’s stock option plan, the Bank will grant, to eligible participants options for the Bank’s common shares on a periodic basis. As per the Bank’s current stock option plan all options issued have a five year term and vest over a three year period. At January 31, 2022, the Bank was authorized to issue 1,240,000 common share stock options through its stock option plan of which 953,730 common share stock options were issued and outstanding ( October 31, 2021 – 40,000).

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month periods ended January 31, 2022 and 2021

Stock option transactions during the three month periods ended January 31, 2022 and 2021:

for the three months ended
	January 31, 2022		January 31, 2021
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, beginning of period	40,000	$7.00	42,017	$10.73
Granted	913,730	15.90	-	-
Exercised	-	-	-	-
Forfeired/cancelled	-	-	-	-
Expired	-	-	-	-

Outstanding, end of period	953,730	$15.53	42,017	$10.73

For the three month period ended January 31, 2022, the Bank recognized $196,000 ( January 31, 2021 - $nil) in compensation expense related to the estimated fair value of options granted. The fair value of the 913,730 stock options granted during the period ended January 31, 2022, was estimated at the grant date using the Black-Scholes valuation model and the following input assumptions: risk-free rate of 1.26%, expected option life of 3.5 years, expected volatility of 29.5%, expected annual dividends of 0.64% and a forfeiture rate of 2.0%. The fair value of each stock option granted was estimated at $3.10 per share.

As at January 31, 2022, 40,000 common share stock options were fully vested and exercisable at $7.00 per share and expire in October 2023.

9.         Income tax provision:

Income tax provision for the three months ended January 31, 2022 was $2.1 million ( January 31, 2021 - $2.0 million). The Bank’s combined statutory federal and provincial income tax rate is approximately 27% (2021 – 27%). The effective rate is affected by certain items not being taxable or deductible for income tax purposes.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month periods ended January 31, 2022 and 2021

10.         Income per common share:

(thousands of Canadian dollars)
	for the three months ended
	January 31	January 31
	2022	2021

Net income	$5,566	$5,290
Less: dividends on preferred shares	(247)	(542)
	5,319	4,748

Average number of common shares outstanding	27,441,082	21,123,559

Income per common share:	$0.19	$0.22

The Series 1 NVCC preferred shares are contingently issuable shares and would only have a dilutive impact upon issuance.

11.         Commitments and contingencies:

The amount of credit related commitments represents the maximum amount of additional credit that the Bank could be obligated to extend.

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2022	2021	2021

Loan commitments	$315,764	$296,248	$270,687
Letters of credit	51,131	46,462	48,290

	$366,895	$342,710	$318,977

12.         Related party transactions:

The Bank’s Board of Directors and Senior Executive Officers represent key management personnel and are related parties. At January 31, 2022, amounts due from these related parties totalled $1.4 million ( January 31, 2021 - $1.4 million) and an amount due from a corporation controlled by key management personnel totalled $2.4 million ( January 31, 2021 - $2.4 million). The interest rates charged on loans and advances to related parties are based on mutually agreed upon terms. Interest income earned on the above loans for the three months ended January 31, 2022 was $24,000 ( January 31, 2021 - $17,000). There were no specific provisions for credit losses associated with loans issued to key management personnel ( January 31, 2021 - $nil), and all loans issued to key management personnel were current as at January 31, 2022.

$500,000 of the Bank’s $5.0 million subordinated notes payable, issued in March 2019, are held by a related party (note 6).

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month periods ended January 31, 2022 and 2021

13.         Capital management:

a) Overview:

The Bank’s policy is to maintain a strong capital base so as to retain investor, creditor and market confidence as well as to support the future growth and development of the business. The impact of the level of capital held on shareholders’ return is an important consideration and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security that may be afforded by a more robust capital position.

OSFI sets and monitors capital requirements for the Bank. Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and that take into account, amongst other items, forecasted capital requirements and current and anticipated financial market conditions.

The goal is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect consumer deposits and provide capacity to support organic growth as well as to capitalize on strategic opportunities that do not otherwise require accessing the public capital markets, all the while providing a satisfactory return to shareholders. The Bank’s regulatory capital is comprised of share capital, retained earnings and unrealized gains and losses on fair value through other comprehensive income securities (Common Equity Tier 1 capital), preferred shares (Additional Tier 1 capital) and subordinated notes (Tier 2 capital).

The Bank monitors its capital adequacy and related capital ratios on a daily basis and has policies setting internal targets and thresholds for its capital ratios. These capital ratios consist of the leverage ratio and the risk-based capital ratios.

The Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI, and therefore, may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach. Further to this, and as a result of the onset of COVID-19 and the economic uncertainty precipitated by same, OSFI introduced guidance over the course of the second quarter of fiscal 2020 that set out transitional arrangements pertaining to the capital treatment of expected credit loss provisioning which allows for a portion of eligible ECL allowance amounts to be included in CET1 capital, on a transitional basis, over the course of the period ranging between 2020 and 2022 inclusive. The portion of the Bank’s ECL allowance that is eligible for inclusion in CET1 capital is calculated as the increase in the sum of Stage 1 and Stage 2 ECL allowance amounts estimated in the current period relative to the sum of Stage 1 and Stage 2 ECL allowance amounts estimated for the baseline period, which has been designated by OSFI to be the three months ended January 31, 2020, adjusted for tax effects and multiplied by a scaling factor. The scaling factor was set by OSFI at 70% for fiscal 2020, 50% for fiscal 2021 and 25% for fiscal 2022. The impact of the capital treatment of expected credit loss provisioning on the Bank’s capital levels and associated capital ratios is presented in the table below.

During the period ended January 31, 2022, there were no material changes in the Bank’s management of capital.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month periods ended January 31, 2022 and 2021

b)	Risk-Based Capital Ratios:

The Basel Committee on Banking Supervision has published the Basel III rules on capital adequacy and liquidity (“Basel III”). OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for the purpose of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 capital ratio (“CET1”), an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.50% capital conservation buffer.

OSFI also requires banks to measure capital adequacy in accordance with guidelines for determining risk adjusted capital and risk-weighted assets including off-balance sheet credit instruments as specified in the Basel III regulations. Based on the deemed credit risk for each type of asset, both on and off balance sheet assets of the Bank are assigned a weighting ranging between 0% to 150% to determine the Bank’s risk weighted equivalent assets and its risk-based capital ratios.

The Bank’s risk-based capital ratios are calculated as follows:

(thousands of Canadian dollars)
	January 31	October 31
	2022	2021
	"Transitional"
	& "All in"	"All in"

Common Equity Tier 1 (CET1) capital
Directly issued qualifying common share capital	$228,015	$227,819
Retained earnings	95,276	90,644
Accumulated other comprehensive income	13	(4)
CET1 before regulatory adjustments	323,304	318,459
Regulatory adjustments applied to CET1	(12,479)	(12,751)
Common Equity Tier 1 capital	$310,825	$305,708

Additional Tier 1 capital
Directly issued qualifying Additional Tier 1 instruments	$13,647	$13,647
Total Tier 1 capital	$324,472	$319,355

Tier 2 capital
Directly issued Tier 2 capital instruments	$100,310	$97,910
Tier 2 capital before regulatory adjustments	100,310	97,910
Eligible stage 1 and stage 2 allowance	1,455	1,453
Total Tier 2 capital	$101,765	$99,363
Total regulatory capital	$426,237	$418,718
Total risk-weighted assets	$2,095,335	$2,013,544
Capital ratios
CET1 capital ratio	14.83%	15.18%
Tier 1 capital ratio	15.49%	15.86%
Total capital ratio	20.34%	20.80%

As at January 31, 2022 and October 31, 2021, the Bank exceeded all of the minimum Basel III regulatory capital requirements prescribed by OSFI.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month periods ended January 31, 2022 and 2021

c)  Leverage Ratio:

The leverage ratio, which is prescribed under the Basel III Accord, is a supplementary measure to the risk-based capital requirements and is defined as the ratio of Tier 1 capital to the Bank’s total exposures. The Basel III minimum leverage ratio is 3.0%. The Bank’s leverage ratio is calculated as follows:

(thousands of Canadian dollars)
	January 31	October 31
	2022	2021
	"Transitional"
	& "All in"	"All in"

On-balance sheet assets	$2,415,346	$2,415,086
Assets amounts adjusted in determining the Basel III
Tier 1 capital	(12,479)	(12,751)
Total on-balance sheet exposures	2,402,867	2,402,335

Total off-balance sheet exposure at gross notional amount	$366,895	$342,710
Adjustments for conversion to credit equivalent amount	(212,919)	(210,065)
Total off-balance sheet exposures	153,976	132,645

Tier 1 capital	324,472	319,355
Total exposures	2,556,843	2,534,980

Leverage ratio	12.69%	12.60%

As at January 31, 2022 and October 31, 2021, the Bank was in compliance with the leverage ratio prescribed by OSFI.

14.         Interest rate risk position:

The Bank is subject to interest rate risk which is the risk that a movement in interest rates could negatively impact net interest margin, net interest income and the economic value of assets, liabilities and shareholders’ equity. The following table provides the duration difference between the Bank’s assets and liabilities and the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s earnings during a 12 month period as well as the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s shareholders’ equity over a 60 month period if no remedial actions are taken.

(thousands of Canadian dollars)
	January 31, 2022		October 31, 2021
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$3,951	$(3,951)	$4,147	$(3,220)
Impact on reported equity during a 60 month period	$717	$(1,196)	$1,603	$(1,586)

Duration difference between assets and liabilities (months)	2.0		2.3

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month periods ended January 31, 2022 and 2021

15.         Fair Value of Financial Instruments:

Fair values are based on management’s best estimates of market conditions and valuation policies at a certain point in time. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future fair values. The Bank’s loans and deposits lack an available market as they are not typically exchanged and, therefore, the book value of these instruments are not necessarily representative of amounts realizable upon immediate settlement. See note 19 of the October 31, 2021 audited Consolidated Financial Statements for more information on fair values.

(thousands of Canadian dollars)
As at	January 31, 2022		October 31, 2021

	Book	Fair	Book	Fair
(thousands of Canadian dollars)	Value	Value	Value	Value

Assets

Cash and cash equivalents	$155,239	$155,239	$271,523	$271,523
Loans	2,215,638	2,231,040	2,103,050	2,118,636
Other financial assets	3,891	3,891	3,596	3,596

Liabilities

Deposits	$1,847,003	$1,830,923	$1,853,204	$1,860,332
Subordinated notes payable	97,726	100,310	95,272	97,910
Other financial liabilities	130,836	130,836	130,657	130,657

16.         Operating Segmentation:

The Bank has established two reportable operating segments, those being Banking and Cybersecurity Services. The two operating segments are strategic business operations providing distinct products and services to different markets and are separately managed as a function of the distinction in the nature of the business of the two operating segments. The following summarizes the operations of each of the reportable segments:

Banking – The Bank employs a business-to-business model using its proprietary financial technology to address underserved segments of the Canadian banking market. VersaBank obtains its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses.

Cybersecurity Services - Leveraging its internally developed IT security software and capabilities, VersaBank established a wholly-owned subsidiary, DRT Cyber Inc. (“DRTC”), to pursue significant large-market opportunities in cybersecurity and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

The basis for the determination of the reportable segments is a function primarily of the systematic, consistent process employed by our chief operating decision maker, the Chief Executive Officer, and the Chief Financial Officer in reviewing and interpreting the operations and performance of each segment. The accounting policies applied to these segments are consistent with those employed in the preparation of our consolidated financial statements, as disclosed in Note 3 of the Bank’s 2021 audited Consolidated Financial Statements.

VERSABANK

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month periods ended January 31, 2022 and 2021

Performance is measured based on segment net income, as included in the Bank’s internal management reporting. Management has determined that this measure is the most relevant in evaluating segment results and in the allocation of resources. Information regarding the results of each reportable operating segment is as follows:

(thousands of Canadian dollars)
for the three months ended	January 31, 2022				January 31, 2021
	Banking	Cybersecurity	Eliminations	Consolidated	Banking	Cybersecurity	Eliminations	Consolidated
			and Adjustments				and Adjustments
Net interest income	$16,885	$-	$-	$16,885	$14,374	$-	$-	$14,374
Non-interest income	-	1,422	(41)	1,381	(17)	1,093	(28)	1,048
Total revenue	16,885	1,422	(41)	18,266	14,357	1,093	(28)	15,422

Provision for (recovery of) credit losses	2	-	-	2	57	-	-	57
	16,883	1,422	(41)	18,264	14,300	1,093	(28)	15,365

Non-interest expenses:
Salaries and benefits	5,440	643	-	6,083	4,698	332	-	5,030
General and administrative	3,482	183	(41)	3,624	2,062	305	(28)	2,339
Premises and equipment	582	347	-	929	570	148	-	718
	9,504	1,173	(41)	10,636	7,330	785	(28)	8,087

Income before income taxes	7,379	249	-	7,628	6,970	308	-	7,278

Income tax provision	1,961	101	-	2,062	1,853	135	-	1,988

Net income	$5,418	$148	$-	$5,566	$5,117	$173	$-	$5,290

Total assets	$2,412,167	$23,767	$(20,588)	$2,415,346	$2,041,784	$20,612	$(17,420)	$2,044,976

Total liabilities	$2,072,691	$25,147	$(19,443)	$2,078,395	$1,781,121	$20,622	$(16,275)	$1,785,468

While the Bank has operations in the US, primarily through its DRTC operations, substantially all of the Bank’s earnings and assets are based in Canada.

17.         Comparative balances:

Certain comparative balances have been reclassified to conform with the financial statement presentation adopted in the current period.